

Mailstop 3233

December 8, 2017

Via E-mail
Mr. Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3, 210 Hudson Street, Suite 400
Jersey City, NJ 07311

> **Re:** **Mack-Cali Realty Corporation**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 28, 2017**
>
> **Form 8-K**
> **Filed November 7, 2017**
> **File No. 001-13274 (Corp.)**
> **File No. 333-57103 (L.P.)**

Dear Mr. Krug:

We have reviewed your October 18, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2017 letter.

<u>Form 8-K filed November 7, 2017</u>

<u>Exhibit 99.1</u>

<u>Net Asset Value, page 12</u>

1.   Please address the following with respect to our prior comment and the revisions to your net asset value disclosure in the Form 8-K filed on November 7, 2017:

- Based on footnote 2 to your NAV table, it appears the cap rate applied to projected NOI to calculate gross asset value is determined based on recent property sale transactions and public information regarding unrelated third party property transactions. However, footnote 4 seems to state that this cap rate is derived from a discounted cash flow analysis. Please explain the apparent discrepancy to us and revise your disclosure in future filings accordingly.
- Please explain the rationale for providing a sensitivity analysis for your office portfolio based on terminal cap rate rather than the year 1 cap rate.
- Please clarify for us how you determined a 0.125% sensitivity was sufficient for the analysis of your multifamily portfolio cap rate.
- With respect to the valuation of assets in construction, lease-up, or those planned for a repositioning or repurposing, please enhance your disclosure to include the following:
  - An explanation as to why management believes this technique results in a useful valuation
  - Disclosure of the other significant inputs used in the valuation process such as estimated costs to completion and discount rates.
- Please revise your disclosure in future filings to include a narrative comparison of NAV as determined by management in the current period to NAV disclosed in the prior quarter. Your disclosure should include a discussion of the causes of any significant fluctuations from period to period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities